Exhibit 99.1

LightInTheBox Receives Non-compliance Letter from NYSE Regarding Market Capitalization

Singapore, January 23, 2025 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retailer focusing on proprietary apparel brands and design-driven collections tailored to evolving consumer preferences, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated December 26, 2024 (the “Notice”), notifying that the Company is “below criteria” due to its average total market capitalization being less than $50 million over a 30 trading-day period and its stockholders’ equity being less than $50 million pursuant to Section 802.01B of the NYSE Listed Company Manual.

The Company intends to take steps to remedy the deficiency in a timely manner. The Company notified the NYSE on January 3, 2025 of its intention to cure such deficiency. In accordance with NYSE listing requirements, the Company has 90 calendar days from the receipt of the Notice to respond with a business plan that demonstrates compliance with this continued listing standard within 18 months of receipt of the Notice. The NYSE will review the Company’s business plan and make a determination as to whether the Company has made a reasonable demonstration of its ability to come into conformity with Section 802.01B within 18 months. If the NYSE accepts the business plan, the Company’s ADSs will continue to be listed and traded on the NYSE during the 18-month period, subject semi-annual review by the NYSE of the Company’s compliance with such business plan. If the Company’s business plan is not accepted, the NYSE will initiate delisting proceedings. The Company is currently evaluating its available options and developing a plan to regain compliance with Section 802.01B.

The Notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to compliance with other continued listing requirements of the NYSE. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations or its SEC reporting requirements.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

Jenny Cai

Piacente Financial Communications

Email: ador@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: ador@tpg-ir.com